SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/4/24

1. NAME OF REPORTING PERSON
Bulldog Investors, LLP

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________

7. SOLE VOTING POWER
4,710

8. SHARED VOTING POWER
81,854

9. SOLE DISPOSITIVE POWER
4,710
_______________________________________________________

10. SHARED DISPOSITIVE POWER
81,854

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
86,564 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
3.33%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
4,710

8. SHARED VOTING POWER
137,161

9. SOLE DISPOSITIVE POWER
4,710
_______________________________________________________

10. SHARED DISPOSITIVE POWER
137,161

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
141,871 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.45%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
4,710

8. SHARED VOTING POWER
137,161

9. SOLE DISPOSITIVE POWER
4,710
_______________________________________________________

10. SHARED DISPOSITIVE POWER
137,161

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
141,871 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.45%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________

Item 1. SECURITY AND ISSUER

This Constitutes Amendment #2 to the schedule 13d filed
May 8, 2023. Except as specifically set forth herein,
the Schedule 13d remaines unmodified

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on 8/7/2023 there were 2,601,714 shares of common stock outstanding as of 5/31/2023. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of January 5, 2024 Bulldog Investors, LLP is deemed to be the beneficial owner of 86,564 shares of NXG (representing 3.33% of NXG's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.
As of January 5, 2024, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 141,871 shares of NXG (representing 5.45% of NXG's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 4,710 shares.
Bulldog Investors, LLP has shared power to dispose of and vote 86,564 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of NXG's shares) share this power with
Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog
Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 55,307 shares.

c) Since the last filing the following shares of NXG were sold.

Date   Shares   Price
1/5/2024  (90)   36.3800
1/4/2024  (7,343)   36.2200
1/3/2024  (3,000)   36.2100

d) Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/8/2024

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.